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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           APPLIED DNA SCIENCES, INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03815U 10 2
         --------------------------------------------------------------
                                 (CUSIP Number)


RHL MANAGEMENT, INC. 8233 ROXBURY ROAD, LOS ANGELES CA   90069
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 28, 2003
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.
03815U 10 2

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                                  SCHEDULE 13D

----------------------------                            -----------------
CUSIP NO. 03815U 10 2                                   PAGE 2 OF 5 PAGES
----------------------------                            -----------------


--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RHL Management, Inc.                   n/a
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                        (A) [ ]
                                        (B) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   OO
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

--------------------------------------------------------------------------------
7     SOLE VOTING POWER

                      400,000
 NUMBER OF    -----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              - 0 -
     EACH       ---------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               400,000
                ---------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      - 0 -
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       400,000
--------------------------------------------------------------------------------

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.37%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------


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                                                               -----------------
                                                               PAGE 3 OF 5 PAGES
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ITEM 1. SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of APPLIED DNA SCIENCES, INC. (the "Corporation"). The Corporation's principal executive office is located at 8233 Roxbury Road, Los Angeles, CA 90069


ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by RHL Management, Inc. (the "Reporting Person").

(b) The business address of the Reporting Person is:

8233 Roxbury Road
Los Angeles CA 90069

(c) The Reporting Person's present principal occupation is:

         International Business Consultant.

(d) Mr. Langley is the President and majority shareholder of RHL Management, Inc. During the last five years, RHL Management, Inc. has not been convicted in a criminal proceeding.

(e) During the last five years, Richard H. Langley, Jr. pled guilty to one count of conspiracy to commit wire fraud in connection with a plea bargain. During the last five years, RHL Management, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

In connection with a public administrative proceeding on October 10, 1996, instituted against Richard H. Langley Jr. and Gerald Larder, on October 10, 2000, the Securities and Exchange Commission accepted



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                                                               -----------------
                                                               PAGE 4 OF 5 PAGES
                                                               -----------------

Offers of Settlement whereby the Commission ordered: (i) sanctions imposed and issued cease-and-desist orders against the respondents from committing and causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act; (ii) respondents barred from participation in penny stock offerings; and (iii) disgorgement in the amount of $2,224.55,plus interest.

(f) The Reporting Person is a Nevada corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 28, 2003, 2003, the Reporting Person sold 4,920,000 shares of common stock of the Company to Lawrence Lee, the President of the Company, in a private transaction for a purchase price of Five Million Dollars ($5,000,000), which purchase price is to be paid as follows: (i) Fifty Thousand Dollars ($50,000), was paid by certified check from personal funds at the time of transfer of the Stock; (ii) Fifty Thousand Dollars is to be paid within 60 days of the execution of the stock purchase agreement; and (iii) the balance of Four Million Nine Hundred Thousand Dollars ($4,900,000) is to be paid pursuant to a promissory note.

By way of background, the Reporting Person originally acquired shares of Common Stock of the Company in a Plan and Agreement of Reorganization between the shareholders of Applied DNA Sciences, Inc. (of which the reporting entity was one of two) and ProHealth Medical Technologies, Inc. After the reorganization, ProHealth Medical Technologies, Inc. was renamed Applied DNA Sciences, Inc. Subsequently, in March of 2003, the Reporting Person entered into a stock purchase agreement with O'Dwyer Management, Inc., a Florida corporation, which transaction was rescinded on August 27, 2003. A 13D was filed to disclose the rescission.


ITEM 4. PURPOSE OF TRANSACTION.

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The Reporting  Person entered into a stock  purchase  agreement in March of 2003 with O'Dwyer Management, Inc. which was rescinded August 27, 2003. The reporting person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. This report reflects the Reporting Person's sale of 4,920,000 shares of Common Stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of August 27, 2003, the corporation had issued and outstanding a total of 16,874,660 shares of Common Stock. As of that date, the Reporting Person was the beneficial owner of 400,000 shares of Common Stock or 2.37% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct 400,000 shares of Common Stock and sole power to dispose of, or to direct the disposition of 400,000 shares of Common Stock.

(c) The Reporting Person initially acquired 5,500,000 shares in a Plan and Agreement of Reorganization under Section 368 (a)(1)B of the Internal Revenue Code between the shareholders of Applied DNA Sciences, Inc. and ProHealth Medical Technologies, Inc. (the former name of the reporting Nevada corporation, Applied DNA Sciences, Inc.)

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

These 4,920,000 shares were sold to Lawrence Lee pursuant to a Stock Purchase Agreement dated August 28, 2003, for a purchase price of Five Million Dollars ($5,000,000), which purchase price is to be paid as follows: (i) Fifty Thousand Dollars ($50,000), was paid by certified check from personal funds at the time of transfer of the Stock; (ii) Fifty Thousand Dollars is to be paid within 60 days of the execution of the stock purchase agreement; and (iii) Four Million Nine Hundred Thousand Dollars ($4,900,000) is to be paid pursuant to a three-year promissory note bearing interest at a rate of 5% per annum. Lawrence Lee's obligations under the promissory note are secured by a pledge of the stock sold and by a [Mortgage] on certain real property owned by Lawrence Lee.

Richard H. Langley, Jr., the President and majority shareholder of RHL Management, Inc., previously had a consulting agreement with the Issuer to provide International Business Development and Advisory services.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

n/a


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SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2003


                                    RHL Management, Inc.

                                    /s/  Rick Langley
                                    --------------------------
                                    By: Richard H. Langley